Filed by DigitalGlobe, Inc. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: GeoEye, Inc.

Commission File No. of Subject Company: 001-33015

This filing relates to the proposed strategic combination of DigitalGlobe, Inc. (“DigitalGlobe”) and GeoEye, Inc. (“GeoEye”) pursuant to the terms of an Agreement and Plan of Merger, dated as of July 22, 2012, as amended (the “Merger Agreement”), by and among DigitalGlobe, 20/20 Acquisition Sub, Inc., WorldView, LLC and GeoEye. The Merger Agreement, as amended, is on file with the Securities and Exchange Commission as an exhibit to the Current Reports on Form 8-K filed by DigitalGlobe on July 23, 2012 and, with respect to the amendment, on August 30, 2012, and is incorporated by reference into this filing.

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OCTOBER 31, 2012 / 05:00PM GMT, DGI - Q3 2012 DigitalGlobe Inc. Earnings Conference Call

CORPORATE PARTICIPANTS

David Banks DigitalGlobe, Inc. - VP, IR

Jeff Tarr DigitalGlobe, Inc. - President and CEO

Yancey Spruill DigitalGlobe, Inc. - CFO

CONFERENCE CALL PARTICIPANTS

Peter Appert Piper Jaffray - Analyst

Howard Rubel Jefferies & Company - Analyst

Andrea James Dougherty & Company - Analyst

Chris Quilty Raymond James - Analyst

Jason Gursky Citigroup - Analyst

Brian Ruttenbur CRT Capital - Analyst

Mike Greene The Benchmark Company - Analyst

Christine Leong BofA Merrill Lynch - Analyst

Jim McIlree Dominick & Dominick - Analyst

PRESENTATION

Operator

Good afternoon, my name is Darla and I will be your conference operator today. At this time I would like to welcome everyone to the DigitalGlobe third quarter 2012 earnings call.

All lines have been placed on mute to prevent any background noise. After the speakers’ remarks there will be a question and answer session. (Operator Instructions)

Mr. David Banks, you may begin your conference.

David Banks - DigitalGlobe, Inc. - VP, IR

Thank you, Darla. Good afternoon everyone and thanks for joining our call today. With me on the call are Jeff Tarr, President and Chief Executive Officer, and Yancey Spruill, Chief Financial Officer.

Our remarks today will include forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 as amended. Any forward-looking statements are based upon our historical performance and our current plans, estimates, and expectations.

We may make forward-looking statements about, among other matters, revenue and revenue growth, EBITDA and EBITDA margin, earnings per share, cash flow, sales pipelines, and strategic initiatives. Inclusion of this forward-looking information should not be regarded as representation by us that we will achieve future plans, estimates, or expectations. Such forward-looking statements are subject to various risks and uncertainties and assumptions.

A number of important factors could cause our actual results or performance to differ materially from those indicated by such forward-looking statements. We undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect occurrence of unanticipated events. Please refer to our earnings release which can be found at our website at www.DigitalGlobe.com for a discussion of these risk factors.

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OCTOBER 31, 2012 / 05:00PM GMT, DGI - Q3 2012 DigitalGlobe Inc. Earnings Conference Call

You should also refer to our earnings release for an explanation of the non-GAAP financial measures discussed during this call and for a reconciliation of those measures to the nearest applicable GAAP measures. These non-GAAP measures are indicators that Management uses to provide additional meaningful comparisons between current results and prior reported results and as a basis for planning and forecasting for future periods.

For your convenience, we have posted slides on the Investor Relations section of our website at www.DigitalGlobe.com to give you an overview of the information we will cover today.

During the Q&A session please limit your questions to one plus a follow-up and then please reenter the queue if you have other follow-up questions.

With that, I’ll turn the call over to Jeff.

Jeff Tarr - DigitalGlobe, Inc. - President and CEO

Thank you David and thanks everyone for joining us. We know this has been a difficult week for many of you. We hope you and yours have not been personally impacted by the storms and we appreciate you making the extra effort to join us today.

Turning to our business, I’m very pleased to report another exceptionally strong quarter. We grew revenue 31%, marking our fourth straight quarter of double digit growth. Again, we expanded margins, increased free cash flow, and delivered a marked improvement in earnings per share.

Guided by our vision of becoming the leading source of information about our changing planet, we are making great progress toward becoming a $1 billion high-growth, recurring revenue geospatial information business with an increasingly diversified revenue base.

Today, I’ll provide some insight into why customers are choosing DigitalGlobe and rewarding us with sustained double digit growth. I’ll then update you on our strategic combination with GeoEye. After that, I’ll turn the call over to Yancey who will share detailed financial results and the upward revision to our guidance.

Once again, we grew both our Defense and Intelligence and Commercial segments. Defense and intelligence was up 24% and commercial was up 57%. Importantly, 12 month backlog was up 20% with defense and intelligence 12 month backlog also up 20% and commercial up 24%, contributing to confidence in our future.

Growth in both segments was broad based and a testament to the value we are delivering to our customers. U.S. Government revenue was up 28%. This reflects a step up in revenue under the service level agreement as a result of the additional capacity we’re delivering to the National Geospatial Intelligence Agency, or NGA, through the activation of three new remote ground terminals early in the quarter. Our performance against NGA’s exacting requirements was excellent and there was no holdback in the quarter.

Growth in U.S. Government revenue also reflects continued improvement in value added services which grew by 44% versus last year to $8.2 million. While not a significant contributor in the quarter, we entered into a strategically important agreement with the U.S. Air Force to provide upgrades to its Eagle Vision ground terminals in multiple locations around the world. These upgrades will provide direct access to WorldView-1 and WorldView-2, speeding delivery to those who need our imagery most.

This agreement, the growth in value added services, and most importantly, the strength of our relationship with the NGA are a direct result of our relentless focus on providing superior performance and value to the U.S. taxpayer and the critical role commercial imagery and geospatial intelligence play in the defense of our nation.

International defense and intelligence customers also contributed to our growth this quarter. This customer category was up 9%. More than 90% of the revenue in this category came from our five Direct Access, or DAP, customers.

In an exciting recent development, we entered into a contract with our sixth DAP customer. This customer will use our imagery to monitor change on and over their borders to ensure the security of their nation. This multiyear, multimillion dollar agreement will become operational and begin contributing to revenue in the second half of 2013. We continue to actively work the DAP sales pipeline and hope to add other new customers in the coming quarters.

Revenue from location based services, or LBS, continues to thrive, up this quarter by more than 100% based on the high value that customers like Microsoft, Apple, Google, Yandex, Navteq, and others are placing on imagery, mapping, mobility and geospatial applications. What we do plays a critical role in creating the maps we all use every day in our cars and on our cell phones and tablets and in addition, enhances the user experience with corresponding imagery. We are proud to be aligned with the world’s leaders in this category and look forward to future growth as we continue to innovate alongside our customers in this fast growing space.

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OCTOBER 31, 2012 / 05:00PM GMT, DGI - Q3 2012 DigitalGlobe Inc. Earnings Conference Call

Revenue from our international civil government customers grew by 26% with the strongest growth in emerging markets where rapid change and economic development create demand for imagery and geospatial information that is used for mapping, resource, land and environmental management. Our joint venture in China and partners in Russia report demand that is driving strong double digit growth despite increasing competition from both commercial and state owned satellites.

Finally, revenue from other industry verticals was up 67%. From a near standing start a year and a half ago, we have built partnerships with FactSet, Bloomberg, Genscape, IHS, Esri, Saab, and others. In many cases, our efforts with these partners are in early stages of development and hold great promise for the future as both partners and end users across a wide range of industries realize the benefits of timely, accurate imagery and analysis on a global scale.

Across all customer groups, our strong organic growth puts us amongst the best performing information services companies and our planned combination with GeoEye will further accelerate our progress.

Over the last several months I’ve spoken with large customers who are looking forward to realizing the many benefits of the combination. By optimizing orbits, coordinating scheduling and eliminating redundant imaging, we will increase capacity and improve timelines in revisit. Customers will also benefit from the security of a satellite on the ground that can be launched if needed and many other benefits that will come from bringing together the industry’s most capable constellation with GeoEye’s advanced production and analytics. For shareowners, the combination offers the benefit of a more diversified revenue base and reductions in capital intensity.

We continue to believe that we will be able to close the transaction at the end of Q4 or early in 2013. There are four key prerequisites to closing — shareowner approval and three regulatory approvals. With regard to shareowner approval, as of yesterday our proxy became effective and we have begun mailing. Both companies have set shareowner meetings dates for December 3 and we anticipate a favorable outcome.

The three governmental agencies from whom we require regulatory approval are the FCC, NOAA, and DOJ. The FCC and NOAA approvals relate to certain license transfers and are proceeding as expected. The third regulatory approval is from the Department of Justice under Hart Scott Rodino, or HSR. We’re in the process of complying with a second request for information. We expect to complete our response to that request in November after which the Department of Justice typically has 30 days to review the additional information and the transaction. We continue to believe that we operate in a highly competitive and rapidly changing environment and that our combination with GeoEye is pro-competitive and will be approved.

In anticipation of closing at the end of this year or early next year, we’ve been hard at work creating a detailed integration plan. Teams at both companies have validated synergies in excess of $1.5 billion and have mapped out detailed plans to capture them. As we’ve discussed in the past, most of the synergy will come from a more efficient capital spend. Operating expense synergy will be realized primarily within six quarters of close. There will of course be investment required to capture those synergies. Those investments, while significant, are included in our more than $1.5 billion synergy estimate. Recall that all of our synergy targets have always and continue to assume that only the DigitalGlobe EnhanceView SLA continues beyond November 30 of this year and that there is no further GeoEye cost share payment. As promised, we will provide more detailed estimates including the impact on our 2013 P&L on or about the time of close.

Overall, I’m proud of the progress that is being made by our team at DigitalGlobe and our future colleagues at GeoEye to ensure a smooth combination, rapid achievement of synergy, and realization of the promise of this transaction to customers and shareowners alike.

I’ll reserve some closing comments but I’d now like to turn the call over to Yancey for a discussion of our financial results and guidance.

Yancey Spruill - DigitalGlobe, Inc. - CFO

Thanks Jeff. I share your enthusiasm for the quarter. It was simply spectacular. Revenue of $107.2 million was up 31% year over year, driven by growth in every revenue line and customer group and represents our fourth consecutive quarter of double digit revenue growth.

Q3 D&I revenue was $81.1 million, up 24% year over year. These results include a year over year increase of $12.1 million from the EnhanceView service level agreement to $51.4 million. This increase in the SLA was driven by another step up in the capacity of our constellation as we activated the final three remote ground terminals, or RGTs, during the third quarter. Adding these RGTs allowed us to deliver more imagery to NGA beginning in September.

Our two year RGT expansion plan is now complete. This capacity increase will positively impact results for the entire fourth quarter. As a result, we expect fourth quarter SLA revenue of $56.8 million which now represents more than 90% of the total cash received under the agreement. We will stay at the current level of revenue under the SLA until we add the final capacity expansion with the launch of our next satellite.

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OCTOBER 31, 2012 / 05:00PM GMT, DGI - Q3 2012 DigitalGlobe Inc. Earnings Conference Call

Q3 U.S. Government growth was also aided by a 44% year over year improvement in our value added services revenue to $8.2 million. We are pleased with the improving trend with value added services. However, we continue to remain cautious on the outlook for additional growth beyond the current level during this period of U.S. Government budget pressure.

International D&I revenue was $15.1 million in Q3, up 9% driven by DAP revenue of $14.4 million, up 19%. We are pleased to announce that we signed our sixth direct access customer in the quarter. This is a long standing customer who has bought imagery from us over many years and is now converting to our DAP model. The new relationship is a multimillion dollar annual revenue stream and represents significant growth from the existing relationship when we bring them online which we anticipate will be in the second half of 2013.

Commercial revenue was $26.1 million in the quarter, up 57% year over year. Growth was strong across the board among international civil governments, providers of location based services, and other industry verticals, each of which generated double digit growth year over year.

Our outlook across the universe of our commercial customer base is robust. Our forward 12 month revenue backlog increased 20% year over year to $366.2 million, reflecting strong momentum across our business and giving us confidence in our outlook for the balance of this year and into 2013. Backlog is reflective of both growth from existing and new customers and the transition of existing customers from lumpy, one-time revenue to more predictable recurring revenue.

Now on to operating profitability, we generated $44.9 million of EBITDA in the quarter which included $7.5 million of expenses related to the combination with GeoEye. EBITDA margins were 41.9%, up 210 basis points compared with Q3 of last year despite being impacted by 700 basis points as a result of spending related to the combination in the quarter. Year to date, we have incurred approximately $9.7 million of combination related expense.

We generated significant operating leverage in our operations year over year. COGS margin was 20% in the quarter, an improvement of 260 basis points year over year. This came despite the impact of adding to our remote ground terminal network in the quarter.

SG&A margin was 37.4%, an improvement of 20 basis points year over year despite being impacted by 700 basis points for spending related to the combination.

Stock compensation expense which is included in both COGS and SG&A was $2.5 million in the quarter. Interest expense was $1.9 million in the quarter, down from $4.1 million in the year ago period. This reflects the significantly lower total interest cost due to our debt refinancing in Q4 2011 and the increasing amount of interest we are now capitalizing as we continue to add to the assets under construction for EnhanceView. We capitalized approximately 76% of interest in Q3 and expect that percentage to continue to rise as we increase our EnhanceView related investments.

Tax expense in the quarter was $5.6 million and our effective tax rate was 39.7%, slightly below our expected tax rate for the year. In the quarter, we reported net income of $8.5 million or $0.18 per share compared with net income of $1.1 million or $0.02 per share last year. EPS was impacted by approximately $7.5 million of combination related expense on a pretax basis or $0.10 per diluted share after tax. Our diluted share count in the quarter was 46.5 million.

Now our free cash flow and capital spending — free cash flow, defined as operating cash flow less investing cash flow, was $19.7 million in Q3 or $0.42 per share. This represents an $18.9 million increase compared with third quarter 2011. Year to date free cash flow is $36.1 million or $0.78 per share and represents a $68.5 million improvement from the similar period in 2011. This turnaround reflects the organic revenue growth across our customer base and the progress we are making against our EnhanceView investments which we continue to expect will be about two-thirds complete by the end of this year.

CapEx in the quarter was approximately $53 million excluding capitalized interest of roughly $6 million. Year to date CapEx is approximately $143 million excluding capitalized interest. We ended the quarter with $233.8 million in cash, an increase of roughly $35.3 million since the end of 2011. Across the board from the income statement to the balance sheet, our business has never been stronger.

Now our outlook for the balance of 2012, our outlook continues to improve. We now expect revenue growth of 18% to 21% for the year. This upward revision from approximately 16% growth principally reflects our strong year to date performance. We expect to deliver an EBITDA margin of approximately 46% for the year. The leverage we are seeing in our core operations is being offset by approximately 400 basis points of non-recurring expenses related to the pending combination with GeoEye. Our expectations for costs related to the combination increased by approximately 100 basis points over the past quarter due primarily to our aggressive focus on delivering a comprehensive combination plan that will enable us to hit the ground running day one post-closing.

The increase also resulted from some incremental cost to manage the DOJ second request. Note that we have not included any of the combination related success and financing fees in our estimates for the year as they are dependent on the actual close of the transaction as opposed to the other costs we have discussed that are being incurred through the period to close.

We expect a GAAP tax rate of approximately 42% for the year. We expect to end the year free cash flow positive including positive free cash flow in the fourth quarter.

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OCTOBER 31, 2012 / 05:00PM GMT, DGI - Q3 2012 DigitalGlobe Inc. Earnings Conference Call

Finally, our CapEx outlook is unchanged at approximately $200 million for the year excluding capitalized interest.

Now, I will turn it back to Jeff.

Jeff Tarr - DigitalGlobe, Inc. - President and CEO

Thanks Yancey. The progress we share today is a result of the hard work of our many talented team members. It was only last year that we shared our aspiration of becoming a $1 billion revenue information services company, one that would be the leading source of information about our changing planet. We created at that time a clear statement of purpose, vision, and values that have come to define how we operate as a team. We communicated four strategic focus areas — EnhanceView success, profitable customer growth, investment excellence, and culture of leadership. Our successful efforts against each of these focus areas have enabled us to accelerate our revenue growth, expand our margins, better serve our customers and enter into the agreement to combine with GeoEye.

We look forward to joining forces with future colleagues with GeoEye and together to creating value for customers and shareowners and further accelerating our progress towards our vision.

We’re now ready to open the call up for your questions.

TRANSCRIPT

Editor

(Operator Instructions)

Operator

Your first question comes from the line of Peter Appert with Piper Jaffray.

Peter Appert - Piper Jaffray - Analyst

Jeff, the commercial revenues obviously are very impressive. Can you give us any additional granularity in terms of what is driving it, visibility on these numbers going forward? In particular, I’m interested in new verticals and any traction you’re seeing in some of these newer verticals you’ve talked about.

Jeff Tarr - DigitalGlobe, Inc. - President and CEO

First of all, this was a strong quarter for our commercial business in absolute terms and in terms of percentage growth and I’m really pleased with the progress our commercial sales teams and our operations teams have made in realizing the potential because we’re serving a growing list of customers, we’re reaching more parts of the world, more industry verticals and we’re doing a better job of actually scaling our operations to deliver on that demand.

I do want to acknowledge that Q3 was a relatively easy compare and Q4 will be a more difficult compare so as we look at the sequence of quarters it’s important to keep that in mind although I will say that we continue to expect this to be a double digit growth part of our business and one that is going to contribute meaningfully to the diversification of our business over time.

In terms of where the growth is coming from, it’s really very broad based and if you look at the commercial growth, it’s spread across pretty evenly across, in absolute terms, across location based services, governments, and other industry verticals and each of them have their own distinct drivers so LBS growth is coming from adding new accounts and expanding existing accounts in what has really become almost a — it’s a real competitive battle out there between all these new mapping services and geospatial services and we’re playing key roles on both the frontend and backend of those services around the world.

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OCTOBER 31, 2012 / 05:00PM GMT, DGI - Q3 2012 DigitalGlobe Inc. Earnings Conference Call

If we look at governments, that’s being fueled primarily by what we’re seeing in emerging markets — Russia, China, India — and all the change that’s going on there that needs to be monitored.

And then the other verticals, clearly very robust growth there primarily through partners and distributors today including recent addition of Esri which we announced last quarter. We see a lot of opportunity there and over time, you might expect us to break out one or two of those industry verticals to focus on with more resource but for now, I think you’ve got — it’s actually very broad based across a wide range of verticals.

Peter Appert - Piper Jaffray - Analyst

Could I ask just a follow up for Yancey? In terms of how you’re thinking about the financing for the GeoEye deal, any thought maybe, I’m not sure if this is practical or not, in terms of pre-financing some of it given the current rate environment?

Yancey Spruill - DigitalGlobe, Inc. - CFO

We’re staying very close to the markets and you’re correct. Obviously, we’re in an unprecedented over a long period of time market condition so we’re excited about getting into the market to finance a transaction. We are doing quite a bit of work to be ready to go and we’ll synchronize the financing activity with our expected timing for the close of the combination with GeoEye.

Peter Appert - Piper Jaffray - Analyst

If you were doing it today, what would the rates be do you think?

Yancey Spruill - DigitalGlobe, Inc. - CFO

I don’t want to talk to that. I would say that the rates would be sort of modestly improved from the assumptions we made in their core synergies and other calculations back in the summer because the rate environment has improved significantly during that period of time so obviously, this is a great time to be financing with debt and we will look forward to doing that in due course here as we get closer to closing with GeoEye.

Operator

Your next question comes from the line of Howard Rubel with Jefferies.

Howard Rubel - Jefferies & Company - Analyst

I want to ask Yancey maybe to add a little bit of granularity to Peter’s question regarding sort of — well, the S-4 has pretty wonderful numbers for 2013 in terms of what you have for a forecast and can you sort of elaborate a little bit about how you arrived at those?

Yancey Spruill - DigitalGlobe, Inc. - CFO

Sure, as you know, Howard, we are excited about the business. We continue to be excited about the business over our many years. I think the projections that you have reviewed in the S-4, first of all I want to say are not guidance although they do reflect how excited we are about the growth prospects of the business. I think they’re consistent with what we’ve said historically which is that we aspire to driving the business to $1 billion of revenue. A large piece of that would be driven through organic growth and obviously, with the combination with GeoEye, that accelerates our ability to get to $1 billion so that is reflected in the S-4.

Those projections were prepared about a year ago, our base case projections in connection with our normal process and the strategic planning review process we have with our Board and those, in connection with other scenarios some of which are in the S-4, were used as a backdrop to evaluate the combination with GeoEye as well as other alternatives that we had and again, we will provide specific guidance on 2013 as we get into next year and as we get through the close with GeoEye but let me just restate that we’re very excited about the business. We continue to be. Obviously, GeoEye accelerates that and we look forward to having more to say about specifics as we get closer to the close.

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OCTOBER 31, 2012 / 05:00PM GMT, DGI - Q3 2012 DigitalGlobe Inc. Earnings Conference Call

Operator

Your next question comes from the line of Andrea James with Dougherty & Company.

Andrea James - Dougherty & Company - Analyst

First question, James Clapper and (inaudible) seem to fear sequestration more than anything else this year at Geo and I was wondering, can you talk about feedback that you’ve gotten and what your customers have communicated to you, if anything, about sequestration?

Jeff Tarr - DigitalGlobe, Inc. - President and CEO

Let me say, Andrea, I think as you’re aware, the EnhanceView program has already been right-sized so there’s already been changes to the program. They didn’t affect the DigitalGlobe portion of the SLA but they did represent very substantial cuts to the program overall and so now it’s a right-sized program. No one knows exactly what will happen with sequestration. It’s our belief that as long as allocation of any cuts is left up to the agencies, i.e., Department of Defense, NGA, intelligence community, that we’ll be able to continue to avoid cuts to the DigitalGlobe EnhanceView SLA.

Andrea James - Dougherty & Company - Analyst

And then switching over to commercial, I think last quarter you said you had a non-renewal from a key customer. You didn’t say who they were and I guess my question is does the strong Q3 include revenue from that customer or is that still some potential out there?

Yancey Spruill - DigitalGlobe, Inc. - CFO

This is Yancey. I’ll answer that. It does not. What we said last quarter was that customer contributed in the first half of 2011 and so it was providing difficulty in comps because the contract did not renew in the second half of last year. We still have not renewed with that customer and so it was not contributing to the growth in Q3.

In commercial, what contributed to growth, well, in LBS was new customer growth — obviously, we’ve talked about Apple — existing customer growth with some other customers who we have normalized into more recurring, stable numbers that are more predictable and larger, international civil government, significant growth in emerging market countries that have been tailwinds for us in the past — China, Russia, Middle East, Latin and South America — and then in other verticals with new and existing relationships as we continue to build those out with existing and new customers.

Operator

Your next question comes from the line of Chris Quilty with Raymond James.

Chris Quilty - Raymond James - Analyst

First I wanted to follow up on the value added services. Understanding that is subject to customer budgets, was still surprised that it was as strong as it was, I think a little bit down sequentially but still relatively good level. Is it your sense that customer demand trends are going to continue to drive that higher or are there absolutely budget firewalls that are going to keep that revenue at a certain level in the near term?

Jeff Tarr - DigitalGlobe, Inc. - President and CEO

Certainly there is robust demand for value added services, both the ones that we’re delivering today and new ones and we’re certainly seeing that. It really does come down to a question of availability of funds and while we have a high degree of confidence in the EnhanceView SLA, I think you need to think of that more as, that portion, as dial tone and the rest of what we do as being more subject to availability of funds and we are in an unprecedented challenging budget environment so for that reason, our outlook for the value added services remains muted and we are not relying on growth in value added services to meet our projections.

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OCTOBER 31, 2012 / 05:00PM GMT, DGI - Q3 2012 DigitalGlobe Inc. Earnings Conference Call

Chris Quilty - Raymond James - Analyst

And has there been any change in the nature of the value added services, i.e., are they just buying more raw pixels or more value added activities in terms of 3D mapping or other advanced services and to what degree has the web based services enabled some of that new demand?

Jeff Tarr - DigitalGlobe, Inc. - President and CEO

By its very nature, the value added services are more than pixels and deliver a higher value, more value and additional services to our customer. There has been very good adoption of the web delivery and the rapid processing that supports that web delivery so that is certainly there and there are other activities which are emerging, developing, continuing so that is an evolving mix of services.

Chris Quilty - Raymond James - Analyst

Okay and final question, with some of the LBS customers, some of those obviously have some pretty vast resources. Are there any concerns about a substitution effect where they may internalize some of the services that you’re providing or how well positioned do you feel you are either today or in the future in a post-merged environment to meet all of their needs and fulfill a lot of their backend requirements?

Jeff Tarr - DigitalGlobe, Inc. - President and CEO

Certainly, our location based services customers have multiple options and if you look at many of their offerings, they use aerial. They use multiple satellite sources. You could see UAVs coming and playing a role so we know that we need to continue to innovate. We need to continue to be competitive and we’re very focused on that. We believe we’ve got a solid offering as demonstrated by the fact that we are seeing broad adoption of what we deliver but we also recognize we can’t stand still and we’re not.

Operator

Your next question comes from the line of Jason Gursky with Citigroup.

Jason Gursky - Citigroup - Analyst

Jeff, I wanted to talk a little bit about the sales force to get started here and have you describe perhaps to us where we are with the sales force, particularly on the commercial side and perhaps where we’re going particularly DGI standalone and what the sales force is going to look like afterwards, both the size and what they’re focused on at this point.

Jeff Tarr - DigitalGlobe, Inc. - President and CEO

I can at least partially answer your question. There is a limit to how far I can go on this call today since we’re in the midst of a combination and future looking ideas with regard to sales are a sensitive area but I will say we’ve made a lot of progress and that has been a contributor to the growth that you’ve seen and a big step that we took about six months ago now was hiring a new sales leader for our commercial segment and that is someone who came from IHS, a very talented sales leader.

We have been in the process of a program that we’re calling The DigitalGlobe Way which is all about looking end to end at how we go to market and how we sell everything from how do we train, how do we set quotas, who do we hire, what are our comp plans, and we are still in the early stages of that transformation but we’ve made very good progress. We’ve made some organizational changes to our sales force which have helped us better serve our customers so you’re seeing the beginning signs of that. Keep in mind we’ve got on average a six month sales cycle and Burt has been on board now for six months and I think you’re really starting to see that, the impact of that this quarter and we feel really good about how we’re positioned for the future.

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OCTOBER 31, 2012 / 05:00PM GMT, DGI - Q3 2012 DigitalGlobe Inc. Earnings Conference Call

Jason Gursky - Citigroup - Analyst

Okay great and then maybe just two more bookkeeping type questions — first, on the sixth DAP customer, you suggested that it was an existing customer but that there would be growth with this customer as it transitions into becoming a DAP customer. Can you perhaps give us a little bit of granularity on the size of what you think the opportunity is here from a growth perspective? And then Yancey, just one for you, the stock comp expense, given the recent performance of the stock — you’re up 10% some-odd today — is that number going to move around on us going forward in light of a higher stock price and can you give us a little bit of sensitivity around that?

Jeff Tarr - DigitalGlobe, Inc. - President and CEO

Let me start on the DAP and give you some parameters without going too far here but we’ve always said we have one larger DAP and then after that, so of the five, think about one that is a disproportionate share of that 50-some-odd million dollars of revenue and then you’ve got four that are of relatively comparable size. This one is not going to displace our largest DAP. It’s more in that kind of median, comparable to other DAPs and its current revenue is not, it’s not significant. It’s a meaningful step up. I think that’s about as far as I’m going to go on that and Yancey, on the second question?

Yancey Spruill - DigitalGlobe, Inc. - CFO

With respect to stock comp, there are a couple elements to that. The vast majority of our stock comp expense comes from annual grants based on performance and those are targeted around dollar values so what would flex is the number of shares or options granted as a part of that depending upon stock price so you’ve seen that and that is by far the larger driver of overall comp expense. There could be a little bit of fluctuation based upon new hire grants where those may be more time based but again, that’s a smaller proportion. I think if you looked over the last couple of years where our stock has been low and our stock has been higher, the quarterly stock comp expense with regard to a couple one-time items has been pretty consistent in this $2.5 million per quarter and that reflects the mechanism and the way we make our grants.

Operator

Your next question comes from the line of Brian Ruttenbur with CRT Capital.

Brian Ruttenbur - CRT Capital - Analyst

A couple just quick housekeeping questions, on SG&A in the quarter it was about $7 million from previous quarter. What kind of level should we look at going forward into both the fourth quarter and 2013 x the merger?

Yancey Spruill - DigitalGlobe, Inc. - CFO

What I would say is we — there are a couple elements to SG&A. Obviously, the big driver in growth in SG&A on an absolute basis was almost all entirely attributable to the spending for the combination with GeoEye and that has had multiple facets in Q3. It included quite a bit of cost to get the deal done by the end of July including fairness opinions, legal fees, etcetera. It then included multiple prongs of regulatory approval, as Jeff laid out, with shareholder through the S-4, the regulatory agencies and obviously, the DOJ so that’s another stream that — again, those will be non-recurring as we get through to the close.

And then the third element is the cost to combine our companies and the plans to integrate which we’ve said are a key focus area for us so again, that’s another element that is non-recurring. The big piece of the SG&A growth is almost all attributable to those elements. The rest of our SG&A, what we’ve done is there has been growth in some areas and in other areas, we’ve de-prioritized so I think you’re seeing us focus our efforts to invest to drive the business and doing that in a way that prioritizes so we’re not having absolute significant growth. We’re generating leverage on SG&A and I think we’re being more effective at correlating that to focusing on customers and driving revenue growth.

I’m not going to talk about 2013 and what our expectations are but I think it’s important for people to understand that a lot of that incremental SG&A in Q3 and frankly in Q4, will be related to combination related costs.

The final point is we will see less spend in Q4 than we saw in Q3, consistent with the 400 basis point impact in total on EBITDA margins as we get closer to the close and things start to wind down.

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OCTOBER 31, 2012 / 05:00PM GMT, DGI - Q3 2012 DigitalGlobe Inc. Earnings Conference Call

Operator

Your next question comes from the line of Mike Greene with The Benchmark Company.

Mike Greene - The Benchmark Company - Analyst

It looks like DAP revenue increased about $1 million sequentially this quarter despite last quarter having the full run rate from your fifth DAP customer if I remember correctly. What led to this increase? Was there a one-time additional minute sales in the quarter?

Jeff Tarr - DigitalGlobe, Inc. - President and CEO

There is always some variability during minute sales, I mean with regard to incremental minute sales so that is what you should expect in terms of drivers of fluctuation quarter to quarter.

Mike Greene - The Benchmark Company - Analyst

How much more capacity do you believe is available for additional DAP customers with your current satellite constellation? I think you’ve spoken about focusing more on DAP previously. Is there room for a seventh or eighth to expand that?

Jeff Tarr - DigitalGlobe, Inc. - President and CEO

It depends entirely on where in the world that DAP is and what their requirements are. There are parts of the world where we effectively don’t have more capacity to sell to DAPs and there are parts of the world where we do.

Operator

Your next question is a follow up from the line of Andrea James with Dougherty & Company.

Andrea James - Dougherty & Company - Analyst

Can you please illuminate the partnership you have with the Air Force? What is the history of that and do you have a separate contract to deliver imagery directly to them?

Jeff Tarr - DigitalGlobe, Inc. - President and CEO

That is, Andrea — there are basically these ground stations that are moved around in trucks so they’re mobile. They are around the world. It’s a program that has existed for some time but has not has access to our imagery and the contract that we’ve entered into is about upgrading those facilities, those mobile facilities so that they can receive WorldView-1 and WorldView-2 imagery and task directly so think of them essentially as DAPs. Because they are U.S. Government customers, everything is closely coordinated with the NGA with regard to access to the imagery but think about this as the creation of capability that puts our imagery closer to where it’s needed by our men and women in uniform and by first responders and more deeply embeds what we do into the defense and intelligence infrastructure of the nation.

Andrea James - Dougherty & Company - Analyst

Is there a separate payment plan for that or does it flow through your existing agreements?

Jeff Tarr - DigitalGlobe, Inc. - President and CEO

The contract that we’ve signed which is about upgrading those facilities will flow through our P&L once it’s operational.

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OCTOBER 31, 2012 / 05:00PM GMT, DGI - Q3 2012 DigitalGlobe Inc. Earnings Conference Call

Operator

Your next question comes from the line of Elizabeth Grenfell with Bank of America.

Christine Leong - BofA Merrill Lynch - Analyst

Hi, this is actually Christine Leong dialing in for Elizabeth. My question is, what has changed over the last nine months that caused your annual revenue guidance to double from 10% to 20%?

Jeff Tarr - DigitalGlobe, Inc. - President and CEO

Very strong commercial growth is the single biggest driver.

Christine Leong - BofA Merrill Lynch - Analyst

Can you elaborate in terms of what programs you’re looking at there or customers that you’re seeing or what kind of demand they’re going for?

Jeff Tarr - DigitalGlobe, Inc. - President and CEO

Very broad based. If you look at where our growth came from, for example this quarter, if you look at it in absolute terms, more than half of our — a little less than half of our growth came from the SLA. The balance of our growth came from a very broad based mix. Location based services would be the second largest driver followed by other industry verticals and international governments and then followed by international D&I. They have all contributed to the growth and they are all performing very well.

Christine Leong - BofA Merrill Lynch - Analyst

Sure and then I guess as a follow up, earlier you mentioned, you were answering a question on sequestration and you said if agencies were able to allocate the cuts that you don’t think it will be affected. Can you elaborate more on that? Is that conversation you’ve had with a customer about priorities?

Jeff Tarr - DigitalGlobe, Inc. - President and CEO

I’m not going to go into any details on specific customer agreements but let me lay out a few facts for you that I’m very comfortable sharing. First of all, the EnhanceView program has been right-sized. Everyone is well aware of that. While it hasn’t impacted the DigitalGlobe SLA, it has impacted the overall program with a cut that is substantially larger, on a percentage basis, than the cuts that are being talked about as part of sequestration.

Secondly, we’re not involved in any discussions with regard to any further cuts to the EnhanceView program and we’re not aware of anybody that is advocating for further cuts to the EnhanceView program.

And then a number of very senior officials made some very public statements as of late strongly making the case to give the agencies latitude to apply any cuts should they occur and I’m really not going to go further than that other than to say that we believe that if they are given that latitude which we believe certainly is in the nation’s interest for them to be given that latitude, that the EnhanceView SLA with DigitalGlobe would not be reopened for negotiation. That would be our expectation.

Operator

And our final question for today will come from the line of Jim McIlree with Dominick & Dominick.

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OCTOBER 31, 2012 / 05:00PM GMT, DGI - Q3 2012 DigitalGlobe Inc. Earnings Conference Call

Jim McIlree - Dominick & Dominick - Analyst

Regarding the Air Force partnership, I just want to make sure I understand this correctly. You’re going to receive revenue from the Air Force for upgrading these mobile ground stations. Will you also receive revenue on an ongoing basis for providing imagery to those ground stations and then secondly, is there an opportunity to have a similar type of sale to other government customers?

Jeff Tarr - DigitalGlobe, Inc. - President and CEO

This is about providing access to the imagery because keep in mind we have the EnhanceView SLA so the NGA essentially purchases imagery on behalf of the entirety of the federal government so you should think about the agreement that we entered into is about access, it’s about technical support and it’s about the infrastructure enhancements that are required to give them access to that imagery. That is the way to think about it.

In terms of whether we could do this with other governments, I think it really depends. This is a special capability that certainly the U.S. Government has access to and we’ve not explored whether that is something that we could do with other friendly governments.

Jim McIlree - Dominick & Dominick - Analyst

And Jeff, I just want to clarify, you said that the EnhanceView would apply to the entire government, not just the DOD. That would be for the entire federal government.

Jeff Tarr - DigitalGlobe, Inc. - President and CEO

That is exactly the role that NGA plays so for example, FEMA, that’s top of mind for many of us today, accesses imagery through NGA. Even when it’s provided directly it’s again contractually through NGA and NGA is really responsible to make sure that all federal government agencies have access to the imagery where and when they need it.

David Banks - DigitalGlobe, Inc. - VP, IR

Operator, I think that does conclude our Q&A. Jeff, did you want to make any final comments?

Jeff Tarr - DigitalGlobe, Inc. - President and CEO

I just would like to thank everybody again. I know that this is for many of you not a convenient day to take a call and not a convenient day to issue a report and I really appreciate you making that time. I hope all of you and everyone listening on the phone stay safe and that the east coast is back and running soon. Thanks so much everybody. We look forward to talking to you next quarter.

Operator

Ladies and gentlemen, that concludes today’s conference call. You may now disconnect.

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OCTOBER 31, 2012 / 05:00PM GMT, DGI - Q3 2012 DigitalGlobe Inc. Earnings Conference Call

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SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

DigitalGlobe Forward-Looking Statement

This document may contain or incorporate forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements relate to future events or future financial performance and generally can be identified by the use of terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential,” “continue” or “looks forward to” or the negative of these terms or other similar words, although not all forward-looking statements contain these words.

This document contains forward-looking statements relating to the proposed strategic combination of DigitalGlobe and GeoEye pursuant to a merger. All statements, other than historical facts, including statements regarding the expected timing of the closing of the transaction; the ability of the parties to complete the transaction considering the various closing conditions; the expected benefits of the transaction such as efficiencies, cost savings, tax benefits, enhanced revenues and cash flow, growth potential, market profile and financial strength; the competitive ability and position of the combined company; and any assumptions underlying any of the foregoing, are forward-looking statements. Such statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, that (1) one or more closing conditions to the transaction may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction or that the required approvals by DigitalGlobe and GeoEye stockholders may not be obtained; (2) there may be a material adverse change of GeoEye or the business of GeoEye may suffer as a result of uncertainty surrounding the transaction; (3) the anticipated benefits of the transaction may not be fully realized or may take longer to realize than expected; (4) the costs or challenges related to the integration of DigitalGlobe and GeoEye operations could be greater than expected; (5) the ability of the combined company to retain and hire key personnel and maintain relationships with customers, suppliers or other business partners; (6) the impact of legislative, regulatory, competitive and technological changes; (7) the risk that the credit ratings of the combined company may be different from what the companies expect; (8) other business effects, including the effects of industry, economic or political conditions outside of the companies’ control, transaction costs and actual or contingent liabilities; (9) the outcome of any legal proceedings related to the transaction; and (10) other risk factors as detailed from time to time in DigitalGlobe’s and GeoEye’s reports filed with the Securities and Exchange Commission (“SEC”), including their respective Annual Reports on Form 10-K for the year ended December 31, 2011 and Quarterly Reports on Form 10-Q for the quarter ended March 31, 2012 and June 30, 2012, which are available on the SEC’s website (www.sec.gov). There can be no assurance that the strategic combination will be completed, or if it is completed, that it will close within the anticipated time period or that the expected benefits of the strategic combination will be realized.

Neither DigitalGlobe nor GeoEye undertakes any obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

Additional Information and Where to Find It

In connection with the proposed strategic combination, DigitalGlobe filed with the SEC a Registration Statement on Form S-4 that includes a joint proxy statement of DigitalGlobe and GeoEye that also constitutes a preliminary prospectus of DigitalGlobe. The Form S-4 was declared effective by the SEC on October 30, 2012. DigitalGlobe and GeoEye filed with the SEC the definitive proxy statement/prospectus on October 30, 2012 and began mailing the final joint proxy statement/prospectus to their respective shareholders on or about October 31, 2012. INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors may obtain the definitive joint proxy statement/prospectus , as well as other filings containing information about DigitalGlobe and GeoEye, free of charge, from the SEC’s website (www.sec.gov). Investors may also obtain DigitalGlobe’s SEC filings in connection with the transaction, free of charge, from DigitalGlobe’s website (www.digitalglobe.com) under the tab “Investors” and then under the heading “SEC Filings,” or by directing a request to DigitalGlobe, Inc., 1601 Dry Creek Drive, Suite 260, Longmont, Colorado 80503, Attention: Corporate Secretary. Investors may also obtain GeoEye’s SEC filings in connection with the transaction, free of charge, from GeoEye’s website (www.geoeye.com) under the tab “About Us – Investor Relations” and then under the heading “SEC Filings,” or by directing a request to GeoEye, Inc., 2325 Dulles Corner Boulevard, Herndon, Virginia 20171, Attention: Corporate Secretary.

Participants in the Merger Solicitation

The respective directors, executive officers and employees of DigitalGlobe and GeoEye and other persons may be deemed to be participants in the solicitation of proxies in respect of the transaction. Information regarding the interests of the participants in the proxy solicitation is contained in the definitive joint proxy statement/prospectus. Information regarding DigitalGlobe’s directors and executive officers is available in its definitive proxy statement filed with the SEC on April 10, 2012, and information regarding GeoEye’s directors and executive officers is available in its definitive proxy statement filed with the SEC on April 27, 2012. These documents can be obtained free of charge from the sources indicated above. This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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